ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

October 21, 2024

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Ronald E. Alper
Dorrie Yale

Re:	Global Blockchain Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed October 8, 2024 File No. 001-41381

To Whom It May Concern:

The undersigned serves as counsel to Global Blockchain Acquisition Corp (“GBBK” or the “Company”). Contemporaneous with the submission of this correspondence, GBBK filed its Amendment No. 1 (the “Amendment”) to its preliminary proxy statement on Schedule 14A. Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter dated October 18, 2024 (the “Comment Letter”), and addressed to Max Hooper, Chief Executive Officer of GBBK, the Amendment responds to the Staff’s comments included in the Comment Letter. For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and GBBK’s response follows each comment.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note that you are seeking to extend your termination date to August 12, 2025, a date which is approximately 39 months from your initial public offering. We also note that you are currently listed on the Nasdaq Capital Market and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on May 9, 2025. Please disclose the risks of noncompliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: The Company acknowledges the Staff’s comment and has included a risk factor on page 18 of the Amendment in response to the Staff’s comment.

* * * * *

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: Max Hooper